SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                             MarketWatch.com, Inc.
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                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
            -----------------------------------------------------
                        (Title of Class of Securities)


                                   570619106
                   ---------------------------------------
                                (CUSIP Number)


                                 David Obstler
   Chief Financial Officer and Executive Vice President, Corporate Strategy
                                 Pinnacor Inc.
                       601 West 26th Street, 13th Floor
                           New York, New York 10001
                                (212) 691-7900

                                with a copy to:

                             Francis Sheehan, Esq.
                      Vice President and General Counsel
                                 Pinnacor Inc.
                       601 West 26th Street, 13th Floor
                           New York, New York 10001
                                (212) 691-7900
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 July 22, 2003
                   ----------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                        (Continued on following pages)
                              (Page 1 of 9 Pages)

CUSIP No. 570619106              13D                         Page 2 of 9 Pages

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1.   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (entities only)

         Pinnacor Inc.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                (a) [ ]
                                                                (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

         00

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

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7.   SOLE VOTING POWER

         0

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8.   SHARED VOTING POWER

         11,273,628  (1)  (See Item 4)

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9.   SOLE DISPOSITIVE POWER

         0

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10.  SHARED DISPOSITIVE POWER

         0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,273,628  (1)  (See Item 4)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                              [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         65.5%   (2)

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14.  TYPE OF REPORTING PERSON

         CO

         (1) Includes 11,273,628 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person pursuant to the Voting and Waiver Agreement described in Item 4 to this Schedule 13D. The Reporting Person expressly disclaims beneficial ownership of the 11,273,628 shares of Common Stock which are the subject of the Voting and Waiver Agreement.

         (2) Based on 17,222,722 shares outstanding as of March 31, 2003.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.01 par value per share ("Common Stock"), of MarketWatch.com, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 825 Battery Street, San Francisco, CA 94111.

Item 2.  Identity and Background.

         (a) - (c) This Schedule 13D is filed by Pinnacor Inc., a Delaware corporation (the "Reporting Person").

         The Reporting Person is an established provider of mission-critical information and analytical applications, serving financial services companies and global corporations. The address of the principal executive offices of the Reporting Person are located at 601 West 26th Street, 13th Floor New York, New York 10001, telephone: (212) 691-7900.

         The name, citizenship, business address, present principal occupation or employment of each member of the Board of Directors of the Reporting Person and the executive officers of the Reporting Person are set forth on Schedule I attached hereto.

         (d) - (e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named on
Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) USA

Item 3.  Source and Amount of Funds or Other Consideration.

         This Schedule 13D is filed as a result of the Voting and Waiver Agreement described in Item 4 of this Schedule 13D. No funds were used by the Reporting Person in connection with entering into the Voting and Waiver Agreement.

Item 4.  Purpose of Transaction.

         (a) - (j) On July 22, 2003, NMP, Inc., a Delaware corporation ("Holdco"), the Issuer, the Reporting Person, Maple Merger Sub, Inc., a wholly-owned subsidiary of Holdco ("Maple Merger Sub"), and Pine Merger Sub, Inc., a wholly-owned subsidiary of Holdco ("Pine Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") under which Maple Merger Sub will merge with and into the Issuer (the "Parent Merger") and Pine Merger Sub will merge with and into the Reporting Person (the "Company Merger" and together with the Parent Merger, the "Mergers") whereby after the Mergers each of the Issuer and the Reporting Person will be direct wholly owned subsidiaries of Holdco.

         Subject to the terms and conditions of the Merger Agreement, Reporting Person stockholders will be able to elect to receive either $2.42 in cash or 0.2659 shares of Holdco common stock for each share of Reporting Person stock, subject to proration, upon the consummation of the Company Merger. Issuer stockholders will receive, on a one for one basis, shares of Holdco common stock. In addition, Holdco will assume Issuer's and Reporting Person's outstanding stock options and warrants, if applicable.

         The Mergers are subject to customary closing conditions, including regulatory approval and the approval of Issuer and Reporting Person stockholders. Although the Mergers are expected to be completed during the fourth quarter of 2003, there can be no assurance that the Mergers will be completed during such timeframe.

         In connection with the Mergers, the Reporting Person, the Issuer, Holdco, CBS Broadcasting Inc. ("CBS") and Pearson International Finance Ltd. ("PIFL") (CBS and PIFL together, the "Stockholders") entered into the Voting and Waiver Agreement dated July 22, 2003 (the "Voting and Waiver Agreement"). Pursuant to the Voting and Waiver Agreement, the Stockholders granted the Reporting Person an irrevocable proxy (the "Irrevocable Proxy") which appointed the Reporting Person as each Stockholder's proxy and attorney-in-fact with full power of substitution, to vote all shares of Common Stock owned by the Stockholders for the purposes described below. The Irrevocable Proxy (i) does not give ownership of the shares of Common Stock owned directly or indirectly by the Stockholders to the Reporting Person, and
(ii) is subject to certain limitations, as set forth in the Voting and Waiver Agreement. The Irrevocable Proxy will terminate and be of no further force and effect on the earlier to occur of (i) the Effective Time (as such term is defined in the Merger Agreement), (ii) the date on which the Merger Agreement is terminated in accordance with its terms (including any extensions to the Merger Agreement, as provided for therein), (iii) December 31, 2003, or (iv) with respect to any shares owned by Stockholder, including any Securities (as defined in the Voting and Waiver Agreement) held by any Stockholder sold, transferred or otherwise disposed of to any transferee other than, with respect to CBS, a controlled affiliate of Viacom Inc., and with respect to PIFL, a controlled affiliate of Pearson plc, the time of effectiveness of such sale, transfer or disposition. The Voting and Waiver Agreement is filed as
Exhibit 10.1 hereto.

         Pursuant to the Voting and Waiver Agreement, the Stockholders agreed
(i) to vote such Stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement at a meeting of the Issuer's stockholders called for the purpose of securing stockholder approval of the transactions contemplated by the Merger Agreement, (ii) not to enter into any agreement or understanding inconsistent with the Voting and Waiver Agreement, and (iii) waive their participation right to purchase additional Holdco securities to maintain their respective percentage ownership. The Stockholders have reserved the right to transfer their shares to a non-affiliated party who would not be subject to the terms of the Voting and Waiver Agreement.

         The descriptions of the Voting and Waiver Agreement and the Merger Agreement herein are qualified in their entirety by reference to such agreements, a copy of which are filed as Exhibit 10.1 and 10.2, respectively, hereto.

         Other than as described herein, neither the Reporting Person nor, to the best of its knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As a result of the execution of the Voting and Waiver Agreement, the Reporting Person may be deemed to be the beneficial owner of 11,273,628 shares of Common Stock, which represents 65.5% of the shares of issued and outstanding Common Stock. The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock which are subject to the Voting and Waiver Agreement.

         (b) In respect of the shares of Common Stock subject to the Voting and Waiver Agreement, the Reporting Person has shared power to vote or direct to vote 11,273,628 shares of Common Stock, which represents 65.5% of the shares of issued and outstanding Common Stock. The Reporting Person does not have any power to dispose or direct the disposition of any shares of Common Stock.

         (c) Except as described herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth under Items 4 and 5 is hereby incorporated by reference.


Item 7.  Material to be filed as Exhibits


Exhibit No.        Description
-----------        -----------

10.1 Voting and Waiver Agreement, dated July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., CBS Broadcasting Inc. and Pearson International Finance Ltd.

10.2 Agreement and Plan of Merger, dated July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., Maple Merger Sub, Inc. and Pine Merger Sub, Inc. (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on July 24, 2003).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2003


                                     Pinnacor Inc.


                                     By:  /s/ David Obstler
                                          ---------------------------------
                                     Name:  David Obstler
                                     Title: Chief Financial Officer and
                                            Executive Vice President,
                                            Corporate Strategy

                                  Schedule I

Set forth below is the name, present principal occupation or employment of each member of the Board of Directors and each executive officer of the Reporting Person. The principal address of the Reporting Person and, unless indicated below, each individual listed below is a U.S. citizen, and the current business address for each individual listed below is 601 West 26th Street, 13th Floor New York, New York 10001, telephone: (212) 691-7900.

Name - Title                                Present Principal Occupation
                                            and of Employer

Kevin Clark - Director                      Chairman and CEO, Onward Healthcare

James Davis - Director                      EVP, SunGard Trading Systems

David Hodgson - Director                    Managing Member, General Atlantic
                                            Partners, LLC; General Partner,
                                            GAP Coinvestment Partners II, L.P.

Kirk Loevner - Chairman of the Board,       Chairman of the Board, Director
Director and CEO                            and CEO, Pinnacor

David Obstler - CFO and EVP,                CFO and EVP, Corporate Strategy,
Corporate Strategy                          Pinnacor

Kevin O'Connor - Director                   Chairman, DoubleClick Inc.

James D. Robinson, III - Director           General Partner, RRE Ventures II,
                                            LLC

John Sculley - Director                     Partner, Sculley Brothers, LLC

William Staib - EVP, Technology             EVP, Technology, Pinnacor

                                 EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------

10.1 Voting and Waiver Agreement, dated July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., CBS Broadcasting Inc. and Pearson International Finance Ltd.

10.2 Agreement and Plan of Merger, dated July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., Maple Merger Sub, Inc. and Pine Merger Sub, Inc. (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K of the Reporting Person filed with the Securities and Exchange Commission on July 24, 2003).